

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 3, 2024

James Gernetzke
Chief Financial Officer
Exodus Movement, Inc.
15418 Weir Street, Suite #333
Omaha, NE 68137

> **Re: Exodus Movement, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 28, 2024**
> **File No. 000-56643**

Dear James Gernetzke:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10

General

1. You state that you provide support for over 21,000 crypto assets. Please provide a description of your internal policies and procedures for how you determine whether crypto assets, including NFTs and staking products, are securities within the meaning of the U.S. federal securities laws. Also clarify that such processes are risk-based assessments made by the company and are not legal standards binding on any regulatory body or court. Further, please include a risk factor that addresses the specific risks inherent in your policies and procedures for determining whether or not a crypto asset is a security, and describe the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities. Similarly please address how you determine that you are in compliance with the rules, regulations and laws of the jurisdictions in which you offer your products and services.

2. Please revise to disclose your policies related to whether you provide services for crypto assets that are securities, and, if so, how you do so in compliance with the federal

securities laws and the risks to your business if you are found to be engaging in transactions for unregistered securities in violation of the federal securities laws. In this regard, we note that your website indicates you offer staking products for Cosmos and Tezos, which have been identified as securities in separate SEC complaints.

3. Please provide to us a list of the each of the crypto assets material to your business, organized by the aggregate volume of transactions involving the crypto asset that also includes the blockchain on which each crypto asset exists, the volume of transactions involving the crypto asset in each jurisdiction in which you provide products and services for the crypto asset and the services you provide for each. In addition, revise your registration statement to include a table that, by volume of transactions, lists the crypto assets that are material to your business, and describe the characteristics of these crypto assets. Also disclose whether there are any jurisdictions in which you do not provide services related to any of these crypto assets.

4. We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Cover Page

5. Please revise your filing to provide the address of your principal executive offices.

Business, page 1

6. Please revise to identify the jurisdictions in which you offer your platform and services and disclose the percentage of revenue earned in each. In addition, we note that U.S. federal and state and foreign laws prohibit you from making available your platform or certain of its functionalities in all jurisdictions. Please disclose the methods you use to prohibit the Exodus Platform and certain of its functionalities from being accessed in such jurisdictions, and identify these jurisdictions and functionalities. Also revise your disclosure in the Regulatory Environment section on page 6 to discuss, to the extent material, the laws, rules and regulations that impact your business in the jurisdictions in which you offer your platform and services. For example, you disclose on page 15 that you offer products and services in China. If material, describe the laws, rules and regulations in China regarding crypto assets and any other laws, rules and regulations that may impact your business.

7. Please identify the crypto assets you hold for your own account. In this regard, we note your disclosure on page 25 that, as of December 31, 2023, you held Bitcoin, Ethereum, USDC and "other digital assets." To the extent that you hold your crypto assets on an exchange, please identify the exchange. To the extent that they are held with a third-party custodian, please identify the custodian and describe the material terms of the agreement,

including:
- disclose how the custodian stores the private keys, including the percentage that are held in cold storage, and the geographic location of where they are stored;
- disclose whether your assets are comingled with the assets of other customers;
- identify who has access to the private key information;
- disclose whether any entity is responsible for verifying the existence of your crypto assets; and
- disclose whether and to what extent the custodian carries insurance for any losses of the crypto assets it holds for you.

To the extent that you self-custody your crypto assets, please revise to disclose your policies and procedures related to storing the private keys, including whether they are held in cold or hot storage, the geographic location where they are stored and who has access to the private keys. In addition, we note your disclosure on page 12 that you do not have insurance that covers your Bitcoin in the event of loss or fraud. Please revise to clarify, if true, and on page 12 that you do not have insurance that covers your crypto assets. If you do have insurance that covers your crypto assets, please revise to disclose to what extent the insurance covers the loss of your crypto assets.

8. Please revise to disclose whether the fees you earn are paid in fiat currency or crypto assets. To the extent that the fees are paid in crypto assets, please disclose the crypto assets that you accept as payment, how and when you value the crypto assets accepted as payment, your policies related to monetizing the crypto assets, where you exchange the crypto assets for fiat currency and whether you have agreements with any of the third-party exchanges or counter parties that you use for such purposes. If you do have agreements with third-party exchanges or the counter parties used to exchange your crypto assets, please disclose the material terms of the agreements. In addition, to the extent that you accept crypto assets as payment, please disclose whether you or the API pays the expenses, such as gas fees, related to the transfer of the crypto assets from the API to you.

9. We note your disclosure on your YouTube channel that you distribute USDC to users that recommend your product to others. Please revise to disclose the circumstances in which you distribute USDC and the amount of USDC distributed to users of your platform.

10. Please revise to disclose whether and to what extent you have insurance for any losses of assets in your users' wallets.

11. Please describe the AML, KYC and any other procedures conducted by you or for you by third parties to determine, among other things, whether the counter-party in any transaction is not a sanctioned entity or whether a user of your platform is not a sanctioned entity. Similarly, please describe the AML, KYC and any other procedures related to the sale or acquisition of crypto assets for your own account.

Our Company, page 1

12. Please revise here to disclose that you are a controlled company and that Jon Paul Richardson, your CEO and director, and Daniel Castagnoli, a director, control 85% of the

voting power of your outstanding capital stock and that holders of your Class B common stock collectively control 98% of the voting power of your outstanding common stock.

13.   Please revise to clarify what you mean by the "trustworthiness of a bank's online portal." In this regard, we note that you are not a banking institution or otherwise a member of the FDIC and that the assets held in your wallets are not subject to the protections of depositors with FDIC institutions and that crypto asset transfers, which due to human error, theft or criminal action, may be improperly transferred from a user's wallet and never recovered due to the characteristics of crypto assets and the blockchain.

Our Industry, page 1

14.   Please revise your disclosure in this section to provide a balanced description. For example purposes only, we note the following:
- you state that "[a]s a result, blockchain technology has a reputation of being difficult to access and use, and the current options for managing digital assets do not provide integrated or seamless solutions" but do not explain that many crypto asset exchanges allow users to access multiple blockchains through the exchanges' platforms;
- you state that certain cryptocurrencies are primarily used to pay for goods and services and are often considered a substitute for gold, cash or forms of electronic payment but do not discuss the limited use of crypto assets to pay for retail and commercial services;
- you discuss privacy coins but do not discuss the ban of such crypto assets in several jurisdictions or that the anonymity provided by the crypto assets facilitates the use of these crypto assets for illicit financing and crime;
- you state that crypto assets "can also be transferred in real time, often with no or low fees," but do not address the volatility of transfer fees and settlement times;
- you state that "[o]ften wallets have cumbersome interfaces," but do not disclose that the private key that your users must enter to utilize the crypto assets in their wallets on your platform is an alphanumeric code with hundreds of digits, which, if lost, renders the assets in the wallets lost; and
- you state that "[s]tablecoins are cryptocurrencies whose value is connected to an asset that will not significantly fluctuate in value" but do not discuss the potential for significant fluctuations in value.

Our Solution - The Exodus Platform, page 3

15.   We note your disclosure on page 3 that you are "adapting and innovating the Exodus Platform to support [y]our users' ability to store other types of valuable assets such as personal information, traditional fiat currencies and other tokenized financial products." Please revise to disclose the assets that your wallets currently are able to hold. In addition, please discuss your plans for developing additional wallet capabilities, the steps involved for such development, the related costs, the source of the capital necessary for the development and any challenges you may encounter, including compliance with

the relevant laws, rules and regulations in each of the jurisdictions in which you operate. In addition, please revise to clarify what you mean by "other tokenized financial products."

Our Strategy
Elevate Technology, page 3

16. We note that, on page 3, you disclose that "[c]urrently products do exist to permit users to migrate from fiat currency to digital assets; however, they often have poor user interface/user experience ("UI/UX") designs and require numerous transactions to move between different types of digital assets" but it appears that one of the ways you facilitate transfers of crypto assets is by giving users access to third-party exchanges. Please clarify how the use of your platform differs from the use of third-party exchanges, and clarify what you mean by your disclosure that "[t]he Exodus Platform is asset agnostic, meaning [that you] have the ability to operate properly irrespective of the type of digital asset."

Our Products and Services
Exodus Platform, page 4

17. Please identify all of the products and services you offer on your platform, identify any of your products and services that you do not offer to U.S. users and discuss the different pricing models you use depending on whether a customer is a U.S. person, including the reasons for the use of such different pricing models. In addition, please identify all of your API providers, including the jurisdiction of each, and disclose the material terms of the agreements you have with the providers, including how you earn fees from each. In this regard, we note your disclosure on page 45 in your financial statements that addresses exchange aggregation, fiat onboarding and staking revenue earned through an API provider.

18. Please identify the fiat currencies that may be used to purchase crypto assets and the fiat currencies that may be received for the sale of crypto assets on or through your platform.

19. We note your disclosure that you "have a streamlined approach to aggregate the exchanges and aim to provide users with the best exchange rate within their jurisdictional limitations." Under an appropriately captioned heading, please revise to describe in detail what your Exchange Aggregator is and how it works. Please revise to identify the exchanges you use, the jurisdiction of each exchange and whether you have separate agreements with each exchange or whether one of your APIs provides the connection with the third-party exchanges. In addition, please disclose whether the third-party exchanges that users may access through your platform provide services for the 21,000 types of crypto assets that users may hold in their wallets on your platform.

20. We note your disclosure that users can "send, receive and swap over 21,000 crypto assets without having to access centralized exchanges or trade across multiple order

books." Please revise to describe how users send, receive and swap crypto assets on your platform without accessing centralized exchanges, and describe your involvement in such transfers.

21. We note your disclosure that the "platform also provides important information for users regarding accurate and real-time information on crypto asset prices and other relevant market data." Please describe how you determine the real-time crypto asset prices and describe the "other relevant market data" that you provide on your platform.

22. We note your disclosure that the creation of the Exodus Platform has been downloaded over 12.4 million times as of December 31, 2023. Please revise to disclose how many times your platform was downloaded during the fiscal year ended December 31, 2023. We also note your disclosure that "[a]s of December 31, 2023, [y]our users have swapped approximately $12.3 billion digital assets." Please revise to disclose the volume of transactions during the most recently completed fiscal year. In addition, we note your disclosure on page 8 that "[t]he success of [y]our business depends on [y]our ability to attract and retain Exodus Platform users." Please revise to disclose the metrics you use to evaluate your attraction and retention levels. In addition, we note your disclosure on page 23 regarding monthly active users. Please revise to provide a definition of "monthly active users" and disclose how many you had throughout the most recently completed fiscal year and how many you had as of December 31, 2023.

23. Please revise to disclose your policies and procedures relating to forks and airdrops of crypto assets in situations where your wallet does not support the incidental right. In addition, to the extent that users may need to forgo potential economic benefits associated with incidental rights, please include risk factor disclosure.

Staking, page 4

24. Please identify the crypto assets for which you offer staking products, and revise to disclose the terms of each of the staking products offered on your platform. In addition, please disclose the risks to users of utilizing the staking products offered on your platform.

Human Capital Management, page 6

25. We note your disclosure on page 6 that you pay your employees in Bitcoin and your disclosure on page 12 that the salaries are denominated in U.S. dollars. Please revise to disclose how and when you value the Bitcoin used for compensation. In addition, we note your disclosure that 130 of your team members are located outside the United States. Please identify the countries in which your team members are located and the number of employees located in each jurisdiction. In addition, please disclose when and where you obtain the Bitcoin used to pay your employees and contractors and whether you or the employees and contractors pay the transfer costs associated with the transfer of Bitcoin.

26. We note your disclosure that you had 195 "full time equivalents" as of December 31, 2023

and that TriNet co-employs your U.S. team members. Please revise to explain what you mean by "full time equivalents," and disclose the material terms of your agreement with TriNet, including the term and termination provisions.

Uncertainty and Volatility in the Digital Asset Markets, page 6

27.   Please revise to disclose here that the FTX app was available on the Exodus Platform until you removed it in November 2022. In addition, please disclose here that Alameda Research Ventures LLC held 42.2% of your Class A common stock as of December 31, 2023.

Risk Factors, page 8

28.   We note that several of your risk factors are generally applicable to companies in your industry and not specific to Exodus Movement. Please revise your risk factor disclosure to provide specific examples that have occurred at your company or to third parties with which you conduct business. For example purposes only and not as an exhaustive list, we note the following:
   •   You address the risks of disruptions in your agreement with third-party APIs. To the extent that you have experienced any such disruptions, please discuss.
   •   You discuss the risks related to malware, security breaches or other cybersecurity incidents. To the extent that you have or your APIs have been impacted by any material incidents, please discuss.
   •   You discuss disputes with users and other third parties. To the extent that you have experienced any material disputes, please discuss.
   •   You discuss licenses or other authorizations that may be required in certain states. Please identify the percentage of your users and any services that you provide that will be impacted by such regulations, and, to the extent material, please discuss these regulations in greater detail in your Regulatory Environment section on page 6.

29.   Please provide a materially complete description of the risks related to the crypto assets that you support, including:
   •   the use of crypto assets in illicit transactions;
   •   the lack of adoption of and ability to use crypto asset to purchase goods;
   •   the risk of a "51%" attack on certain crypto asset networks;
   •   the risk presented by the concentration of ownership of a crypto asset; and
   •   the risk that rewards for mining Bitcoin are designed to decline over time, which may lessen the incentive for miners to process and confirm transactions on the Bitcoin network.
   In addition, please discuss the extent to which material aspects of the business and operations of trading platforms are not regulated. For example, please address the fact that trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risk of fraud, manipulation, front-running, wash-trading,

security failures or operational problems at trading platforms, including your own or ones that may be accessed through your platform.

30. Please add a risk factor that addresses the risk to your users if you, one of your subsidiaries or one of your APIs experiences insolvency or bankruptcy.

31. To the extent material, please include risk factor disclosure addressing the risks associated with operating as an unregistered investment company.

Risks Related to Our Business
Our holdings of digital assets expose us to potential risks, page 12

32. Please revise to add quantitative examples demonstrating the volatility of bitcoin and other crypto assets you hold.

Risks Related to Regulation
The regulatory regime governing blockchain technologies, page 16

33. Please add a separate risk factor that addresses the liability to the company if Exodus users engage in illegal or criminal activity on or through the Exodus platform. Similarly please add a separate risk factor that addresses the liability to the company if the API providers fail to comply with the rules, laws and regulations in the jurisdictions in which they provide services to your users.

Risks Related to Ownership of Our Common Stock
The Company is currently a "controlled company", page 22

34. Please revise to clarify that you are not listing your securities on a national securities exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

35. Please revise your next amendment to break out the material components of general and administrative expenses. Discuss any material trends between periods. Refer to Item 303(b)(2) of Regulation S-K.

Director Independence, page 32

36. We note your disclosure that you do not currently have an audit committee, compensation committee or nominating and corporate governance committee but that your board of directors intends to establish an audit committee composed entirely of independent directors. Please disclose when the board of directors intends to establish these committees. In this regard, we note that you have added two new independent directors to your board in fiscal year 2024.

Legal Proceedings, page 32

37.   We note your disclosure on page 16 that you are not in compliance with the United Kingdom Financial Conduct Authority rules and that you have been placed on the Warning List. Please revise to disclose how you are in non-compliance and the impact if you are unable to reach an agreement with the United Kingdom Financial Conduct Authority.

Description of Registrant's Securities to be Registered
Common Stock, page 34

38.   Please revise to disclose whether you issue and have outstanding tokenized shares of common stock. To the extent that you do, please disclose the rights of the holders of the tokenized shares, how such rights are memorialized, how you comply with the proxy rules in connection with tokenized shares, whether and, if so, when and how such rights or characteristics can be modified, whether the token has been subjected to a third-party security audit of the code and, if so, who conducted the audit and the results of the audit, the blockchain on which it exists and the AML/KYC procedures you preform for issuance and other transfers.

39.   Please revise to clarify whether your shares of common stock are made available on an ATS. In this regard, we note your disclosure on page 32 that you ceased making your shares of Class A common stock available on tZero and on Securitize Markets.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 43

40.   Please tell us why you classify your mutual funds as a cash equivalent. If the disclosure is meant to refer to money market accounts, please revise to clarify. Refer to the definition of cash equivalents in the FASB Master Glossary.

Accounts Receivable, page 44

41.   Please revise your next amendment to expand your disclosure related to Accounts Receivable to provide the following:
   •   A rollforward of accounts receivable in the periods presented;
   •   the specific GAAP guidance you followed to form your accounting policy for your allowance for doubtful accounts;
   •   if you have had any receivables charged-off in the periods presented; and
   •   your charge-off policy under ASC 310-10-35-41.

Exchange Aggregation, Fiat Onboarding, and Staking Revenue Earned Through an API Provider, page 45

42.   On page 43, you disclose that you developed an un-hosted self-custodial digital asset

wallet on the Exodus Platform and you contract with third parties to provide various services to users that utilize your wallet through the platform. Please respond to the following:

- Revise the disclosure to clarify the nature of your performance obligation(s). Clarify how many performance obligations are in the contract and, if more than one, how you allocate the transaction price to the separate performance obligations in the contract.
- Summarize for us the pertinent rights and obligations of the parties in your agreements with API providers and, if applicable, end users.
- Disclose who is your customer. Refer to ASC 606-10-15-3.
- Tell us whose customer is the end user and why. Tell us whether the end user enters into a contract with the API providers.
- You disclose that you have determined that for your transaction based contracts, you are an agent under ASC 606. Provide us with your accounting analysis supporting this determination. Refer to ASC 606-10-55-36 through 55-40.
- Disclose the form of consideration and timing of payment under your agreements.
- If the form of consideration is noncash, disclose your accounting policy for the timing and method of measuring the noncash consideration. Refer to ASC 606-10-32-21 to 32-24.
- For transaction-based API fees, you disclose that you recognize revenue when the API interaction is complete. For non-transaction-based API fees, you disclose that you recognize revenue based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.
    - Explain to us how the timing of your revenue recognition policy considered when you satisfy your performance obligations by transferring a promised good or service to a customer and the customer obtaining control of that good or service. Refer to ASC 606-10-25-23.
    - Disclose whether you recognize revenue at a point in time or over time and why.
    - For both types of revenues, revise the disclosure to clarify when you recognize revenue and how you considered the transfer of control.
- You disclose on pages 16 and 17 that you charge your third-party providers a monthly subscription fee for exchanges made by U.S. persons trading digital assets and you charge a percentage of the digital assets exchanged for exchanges made by non-U.S. persons. Revise your disclosure to discuss how you account for the monthly subscription fees. Explain whether the monthly subscription fee is recurring revenue.

43. Provide us with your accounting analysis regarding whether you provide a service to safeguard end users crypto-assets and whether you, or an agent acting on your behalf, is therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse. Your analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding the crypto-assets for the end users. In your response address whether the end user can transact without any involvement by you and whether you have the ability to recover a customer's private key or their crypto assets. If applicable, tell us how you account for

any safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination.

Note 6. Intangible Assets
Digital Assets, page 50

44.   Please revise your next amendment to include a rollforward for each of your digital assets for the periods presented.

45.   With respect to the table of non-cash activities, please tell us why the conversion of digital assets and USDC to cash is a included as a non-cash activity. Please address the following:
   •   Tell us how you considered the classification in the statement of cash flows of any cash proceeds from sales of digital assets accounted for as intangible assets and separately sales of USDC accounted for as financial assets and whether those proceeds should be classified as operating or investing activities; and
   •   Tell us how you considered the classification in the statement of cash flows of the non-cash impact of the related realized gain on sale or settlement.

Note 10. Income Taxes, page 53

46.   We note you have recorded a partial allowance for your deferred tax asset at December 31, 2023 and have released a portion of the valuation allowance during fiscal year 2023. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2023 under the guidance in ASC 740-10-30-16 through 25.

Note 13. Earnings per Share, page 56

47.   On page 51, you disclose that the rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. Please respond to the following:
   •   Show us how you calculated the basic and diluted net income (loss) per share for the Class A and Class B shares, including the allocation of net income (loss) to each class;
   •   Show us how you determined the diluted weighted average common shares for each class for fiscal 2023;
   •   Tell us why the earnings per share for each class are different if the dividend rights for each class are identical;
   •   If the two classes of common stock have different dividend rates, tell us your consideration of ASC 260-10-45-59A and 45-60B; and
   •   Based on your response, consider whether you should update your earnings per share accounting policy disclosure on page 47.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Thomas J. Kim